1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	February 18, 2011	By /s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS PASSED AT THE 2011

FIRST EXTRAORDINARY GENERAL MEETING

The 2011 First Extraordinary General Meeting of the Company was held on 18 February 2011. All the resolutions set out in the Notice of EGM dated 30 December 2010 were duly passed at the EGM.

The 2011 First Extraordinary General Meeting (the “EGM”) was convened on 18 February 2011 by Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) and all the resolutions set out in the notice of the EGM dated 30 December 2010 (the “Notice of EGM”) were duly passed at the EGM. The convening of and voting at the EGM were in compliance with the Company Law of the People’s Republic of China (the “PRC”) and the relevant laws and regulations and the requirements of the articles of association of the Company.

I.	CONVENING AND ATTENDANCE OF THE MEETING

(1)	Convening of the EGM

1. Time:	9:00 a.m. on 18 February 2011

2. Venue:	Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC

3. Method:	on site voting

4. Convened by:	the board of directors of the Company (the “Board”)

5. Chairman:	Mr. Li Weimin, chairman of the Board

(2)	Attendance of the EGM

Five (5) shareholders attended either in person or by proxy at the EGM, which represented 3,561,445,394 shares of the Company carrying voting rights or 72.41% of the total issued share capital of the Company which was in compliance with the relevant legal requirements. Among which, 2,600,000,000 were domestic tradable shares subject to trading moratorium, 3,808,900 were domestic tradable shares not subject to trading moratorium and 957,636,494 were H shares. The number of shares entitling the holders to attend and vote for or against all the resolutions at the EGM totalled 4,918,400,000 shares. There were no shares of the Company entitling the holder to attend and vote only against any of the resolutions at the EGM.

II.	RESOLUTIONS CONSIDERED AND PASSED

The following resolutions were considered and passed through voting by way of poll at the EGM (please refer to the Notice of EGM for details of the resolutions).

As ordinary resolution:

1.	Approved the resolution relating to the change of overseas auditors.

Grant Thornton Jingdu Tianhua (“Jingdu Tianhua”) has been appointed as the overseas auditors of the Company and its subsidiaries and shall hold office until the conclusion of the 2010 annual general meeting of the Company. Within the duration of its engagement, the major duties of Jingdu Tianhua include the auditing of the financial statements and review of the internal control of the Company for the year 2010.

The Board was authorised to determine and pay the remuneration to the overseas auditors within the range for remuneration of auditors, which was approved at the 2009 annual general meeting of the Company.

As special resolutions:

2.	Approved the resolution relating to the amendments to the articles of association of Yanzhou Coal Mining Company Limited.

3.	Approved the resolution relating to the amendments to the Rules of Procedures for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited.

4.	Approved the resolution relating to the amendments to the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited.

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company’s H share registrar, Hong Kong Registrars Limited, authorised Beijing King and Wood, PRC Lawyers (“King & Wood”), to take vote at the EGM as scrutineer on its behalf.

III.	PRESENCE OF LAWYER

The Company appointed King & Wood to witness the relevant matters at the EGM. King & Wood accepted the appointment and appointed Tang Lizi to attend the EGM. King & Wood issued a legal opinion stating that certain matters such as convening and the procedures for holding and polling of the EGM were in compliance with the requirements of the relevant laws, regulations, normative documents and the articles of association of the Company; the qualification of the attendance and the convener of the EGM, the procedures and results of the EGM were valid and effective; and the resolutions passed at the EGM were valid and effective.

Appendix: Results of votes in relation to the 2011 First Extraordinary General Meeting of Yanzhou Coal Mining Company Limited.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

18 February 2011

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin , Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Yanzhou Coal Mining Company Limited

Results of votes in relation to the 2011 First Extraordinary General Meeting of Yanzhou Coal Mining Company Limited

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes		Percentage (%)	No. of votes		Percentage (%)	No. of votes		Percentage (%)
1	Resolution relating to the change of overseas auditors.	3,518,322,656	Total:	3,517,595,176	99.9793%	Total:	727,480	0.0207%	Total:	0	0%

			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.8989%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	3,808,900	0.1083%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%

			H shares:	913,786,276	25.9722%	H shares:	727,480	0.0207%	H shares:	—	—

2	Resolution relating to the amendments to the articles of association of Yanzhou Coal Mining Company Limited.	3,551,230,195	Total:	3,546,645,935	99.8710%	Total:	4,584,260	0.1290%	Total:	0	0%

			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.2141%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	3,808,900	0.1073%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%

			H shares:	942,837,035	26.5496%	H shares:	4,584,260	0.1290%	H shares:	—	—

3	Resolution relating to the amendments to the Rules of Procedures for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited.	3,561,445,394	Total:	3,556,950,949	99.8738%	Total:	4,494,445	0.1262%	Total:	0	0%

			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.0041%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	3,808,900	0.1069%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%

			H shares:	953,142,049	26.7628%	H shares:	4,494,445	0.1262%	H shares:	—	—

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes		Percentage (%)	No. of votes		Percentage (%)	No. of votes		Percentage (%)
4	Resolution relating to the amendments to the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited.	3,561,434,444	Total:	3,556,971,989	99.8747%	Total:	4,462,455	0.1253%	Total:	0	0%

			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.0043%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	3,808,900	0.1069%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%

			H shares:	953,163,089	26.7635%	H shares:	4,462,455	0.1253%	H shares:	—	—

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC